UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE TO
TENDER OFFER STATEMENT
under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

ACTUATE CORPORATION
(Name Of Subject Company (Issuer))

ACTUATE CORPORATION
(Name of Filing Persons (Offeror))
Common Stock, $0.001 par value
(Title of Class of Securities)
00508B102
(CUSIP Number of Class of Securities)

Peter I. Cittadini
President and Chief Executive Officer
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, California 94404
(650) 645-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
John Larson, Esq.
William A. Myers, Esq.
Morgan, Lewis & Bockius LLP
One Market Street Spear Street Tower
San Francisco, California 94105
(415) 442-1000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$60,000,000	$2,358.00

*	Estimated solely for purposes of calculating the filing fee pursuant to Rules 0-11 under the Securities Exchange Act of 1934, as amended, based on the dollar amount to be used in the purchase of shares in the tender offer described in this Schedule TO.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,358.00
Form or Registration No.: Schedule TO
Filing Party: Actuate Corporation
Date Filed: November 5, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Act”), with the Securities and Exchange Commission (the “SEC”) on November 5, 2008, as amended by Amendment No. 1 to Schedule TO filed with the SEC on November 12, 2008 (as amended and supplemented, the “Schedule TO”) by Actuate Corporation (“Actuate “ or the “Company”), in connection with the Company’s offer to purchase up to a maximum of $60 million worth of its common stock, par value $0.001 per share, at a price not more than $3.40 nor less than $3.15 per share, to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2008 (the “Original Offer to Purchase”), as amended and supplemented by the Supplement to the Offer to Purchase dated November 24, 2008 (the “Supplement”, a copy of which is attached as Exhibit (a)(1)(F) hereto, and together with the Original Offer to Purchase, the “Offer to Purchase”), the accompanying letter of transmittal dated November 5, 2008, as amended by the Amended Letter of Transmittal dated November 24, 2008 (a copy of which is attached as Exhibit (a)(1)(G) hereto, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer”.
This Amendment No. 2 is being filed solely to amend and supplement the Original Offer to Purchase and to amend the Letter of Transmittal and the Notice of Guaranteed Delivery as follows:
o	The Summary Term Sheet of the Supplement replaces in its entirety the Summary Term Sheet in the Original Offer to Purchase.

o	All references to the Expiration Date in the Original Offer to Purchase or the related tender offer documents now mean December 8, 2008, at 12:00 midnight New York City time (previously, the Offer was scheduled to expire on December 5, 2008), unless we, in our sole discretion, further extend the period of time during which the Offer will remain open or terminate the Offer.

o	All references in the Original Offer to Purchase and in the related tender offer documents to the price range for the Offer or the price at which we are offering to purchase shares now mean a price of not greater than $2.60 per share nor less than $2.20 per share, less any applicable withholding taxes and without interest, with $0.05 increments between $2.20 per share and $2.60 per share.

o	All references to the minimum price in the Offer (previously $3.15 per share) now mean a minimum price of $2.20 per share and all references to the maximum price in the Offer (previously $3.40 per share) now mean a maximum price of $2.60 per share.

o	All references to the maximum number of shares we may purchase, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 27,272,727 shares of common stock (previously 19,047,619 shares of common stock), and all references to the minimum number of shares we may purchase, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 23,076,923 shares of common stock (previously 17,647,058 shares of common stock).

o	All references to the percentage of our outstanding common stock as of October 31, 2008 represented by the maximum number of shares we may purchase assuming our Offer is fully subscribed at the minimum price in our Offer now mean approximately 44.81% (previously 31.29%), and all references to the percentage of our outstanding common stock as of October 31, 2008 represented by the minimum number of shares we may purchase assuming our Offer is fully subscribed at the maximum price in the Offer now mean approximately 37.91% (previously 28.99%).

o	All references to the number of shares that will remain outstanding if we purchase the maximum number of shares we may purchase, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 33,592,901 shares of common stock (previously 41,818,009 shares of common stock), and all references to the number of shares that will remain outstanding if we purchase the minimum number of shares we may purchase, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 37,788,705 shares of common stock (previously 43,218,570 shares of common stock).

o	All references to the percentage of our outstanding common stock as of October 31, 2008 represented by the shares beneficially owned by our directors and executive officers, assuming we purchase the maximum number of shares we may purchase based on full subscription of our Offer at the minimum price in our Offer, now mean 34.90% (previously 28.04%).

o	All references to the number of shares that will be held by non-affiliated stockholders, assuming our Offer is fully subscribed at the minimum price in our Offer, now mean 11,746,260 (previously 19,971,368 shares of common stock), and all references to the number of shares that will be held by non-affiliated stockholders, assuming our Offer is fully subscribed at the maximum price in our Offer, now mean 15,942,064 (previously 21,371,929 shares of common stock).

o	All references to the time period for the Conditions of the Offer now mean at any time after November 24, 2008 and prior to the Expiration Date, and all references to the baseline date for the condition to the offer relating to a decline in our stock price or various stock indices now mean November 24, 2008.

o	All references to Letter of Transmittal are now to the Amended Letter of Transmittal, and all references to Notice of Guaranteed Delivery are now to the Amended Notice of Guaranteed Delivery.

o	Item number 4 in the enumerated list on page 5 of the Letter of Transmittal is hereby deleted.

o	The paragraph on page 15 of the Letter of Transmittal that references IRS Circular 230 is hereby deleted.

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
SIGNATURES
EX-99.(a)(1)(F)
EX-99.(a)(1)(G)
EX-99.(a)(1)(H)
EX-99.(a)(1)(I)
EX-99.(a)(1)(J)
EX-99.(a)(5)(D)
EX-99.(a)(5)(E)
EX-99.(a)(5)(F)

ITEM 1. SUMMARY TERM SHEET
Item 1 of the Schedule TO is hereby amended and supplemented to incorporate by reference the Summary Term Sheet of the Supplement.
ITEM 2. SUBJECT COMPANY INFORMATION
Item 2(b) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Introduction of the Supplement.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
Item 3 of the Schedule TO is hereby amended and supplemented to incorporate by reference the Introduction of the Supplement.
ITEM 4. TERMS OF THE TRANSACTION
Item 4(a) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Introduction, Section 1 and Section 2 of the Supplement.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 6(c) is hereby amended and supplemented to incorporate by reference the Introduction and Summary Term Sheet of the Supplement.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 7(b) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Introduction of the Supplement.
ITEM 11. ADDITIONAL INFORMATION
Item 11(b) of the Schedule TO is hereby amended and supplemented to incorporate by reference the Introduction of the Supplement.
ITEM 12. EXHIBITS
Item 12 of the Schedule TO is hereby amended and supplemented by the addition of Exhibits (a)(1)(F), (a)(1)(G), (a)(1)(H), (a)(1)(I), (a)(1)(J), (a)(5)(D), (a)(5)(E) and (a)(5)(F), and as so amended, is restated as follows:

Exhibit
Number	Document

(a)(1)(A)	Offer to Purchase, dated November 5, 2008.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9).*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 5, 2008.*

Exhibit
Number	Document

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees., dated November 5, 2008.*

(a)(1)(F)	Supplement to the Offer to Purchase, dated November 24, 2008.

(a)(1)(G)	Form of Amended Letter of Transmittal, dated November 24, 2008.

(a)(1)(H)	Form of Amended Notice of Guaranteed Delivery (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on substitute Form W-9), dated November 24, 2008.

(a)(1)(I)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 24, 2008.

(a)(1)(J)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees., dated November 24, 2008.

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Letter from President and Chief Executive Officer to Stockholders, dated November 5, 2008.*

(a)(5)(B)	Form of Email to Employees, dated November 5, 2008.*

(a)(5)(C)	Press Release issued on November 5, 2008.*

(a)(5)(D)	Letter from President and Chief Executive Officer to Stockholders, dated November 24, 2008.

(a)(5)(E)	Form of Email to Employees, dated November 24, 2008.

(a)(5)(F)	Press Release issued on November 24, 2008.

(b)(1)	Credit Agreement effective as of November 3, 2008 between the Company and Wells Fargo Foothill, LLC, as arranger, administrative agent and lender.*

(d)(1)	Actuate Corporation Amended and Restated 1998 Equity Incentive Plan.(1)

(g)	Not applicable

(h)	Not applicable

*	Previously filed with the Schedule TO on November 5, 2008.

(1)	Incorporated by reference to Exhibit 99.1 to Actuate Corporation on Form S-1 (File No. 333.-55741) filed on June 1, 1998.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTUATE CORPORATION

Dated: November 24, 2008	By:	/s/ PETER I. CITTADINI
	Name:	Peter I. Cittadini
	Title:	President and Chief Executive Officer